UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934
01 March 2017
Commission File No. 001-32846
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 CRH public limited company
(Translation of registrant's name into English)
____________________________
Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F X Form 40-F___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

REMUNERATION ARRANGEMENTS - RETIRED EXECUTIVE DIRECTOR
1 March 2017
As previously announced, Mr. Mark Towe retired from the Board and ceased to be a Director of the Company on 31 December 2016. He remains a Group employee and holds the position of Chairman, CRH Americas. Information in relation to Mr. Towe's remuneration arrangements on retirement are set out below. All arrangements are in line with the Company's stated Remuneration Policy (published in the 2015 Annual Report), as approved by the shareholders at the 2016 Annual General Meeting (the "Policy").
Salary, pension and benefits:
All outstanding salary and pension entitlements related to Mr. Towe's executive directorship were paid prior to 31 December 2016 and will be disclosed in the 2016 Directors' Remuneration Report. No payment for loss of office was made to Mr. Towe.
Annual Bonus Plan/Deferred Share Awards:
As Mr. Towe was an executive Director up to 31 December 2016 he will receive an annual bonus in respect of 2016. 25% of his 2016 bonus will be deferred for three years, in line with the Policy. His outstanding deferred bonus share awards will continue in effect and vest on their normal vesting dates. In the event that Mr. Towe ceases to be employed by the Group, the vesting for any outstanding awards will be determined by the Remuneration Committee in accordance with the Policy. Full details in relation to the annual bonus will be disclosed in the 2016 Directors' Remuneration Report.
Long-term Incentive Awards:
The Remuneration Committee of CRH plc has determined that Mr. Towe's outstanding awards under the 2014 Performance Share Plan will continue in effect and vest on their normal vesting dates, subject to performance over their respective performance periods as determined and approved in the normal manner by the Remuneration Committee at the appropriate time, subject to Mr. Towe remaining in employment. In the event that Mr. Towe ceases to be employed by the Group, the vesting for any outstanding awards will be determined by the Remuneration Committee in accordance with the Policy. Mr. Towe's outstanding share option granted under the 2010 Share Option Scheme (the "2010 Scheme"), which vested in 2016, will continue in effect and may be exercised in accordance with the provisions of the rules of the 2010 Scheme. Further details in relation to Mr. Towe's share incentive awards will be disclosed in the 2016 Directors' Remuneration Report.
2017 Remuneration:
For 2017 and onwards, Mr. Towe will be remunerated as an employee, in line with the Company's normal remuneration framework.

Contact
Neil Colgan
Company Secretary
Tel: +353 1 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 01 March 2017

 By:___/s/Neil Colgan___
N.Colgan
Company Secretary